UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: awarded the exclusive broadcasting rights for Spain of UEFA content	2

TELEFÓNICA, S.A. ("Telefónica"), in accordance with the provisions of securities market regulation, informs of the following:

OTHER RELEVANT INFORMATION

Today, August 1, 2023, Telefónica Audiovisual Digital, S.L.U. ("Telefónica Audiovisual") has been awarded the exclusive broadcasting rights for Spain of the UEFA Champions League and UEFA Europa League, as well as the UEFA Youth League and the UEFA Europa Conference League, for the next cycle comprising seasons 2024/25, 2025/26 and 2026/27.

This award is subject to the formalization of a contract with UEFA expected to be finalized shortly, and will allow Telefónica Audiovisual to offer all the main European football competitions to its residential customers in the Spanish market.

Direct acquisition of this content from UEFA will further strengthen Telefónica Audiovisual offer, that will continue including all football rights in the Spanish market, whilst allowing Telefónica to continue designing and marketing its channels and content.

The price amounts to 320 million euros for each of the seasons 2024/25, 2025/26 and 2026/27.

In Madrid, August 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	August 1, 2023	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors